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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549                                OMB APPROVAL
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                                                                           OMB Number:  3235-0145
                                                                           -----------------------------
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                                                                           Expires:  October 31, 2002
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                                                                           hours per response......14.9
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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                          SAVOIR TECHNOLOGY GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   80533W1071
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Patrick J. Hess
                    University Capital Strategies Group, LLC
                         408 St. Peter Street, Suite 444
                            St. Paul, Minnesota 55102
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 10, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 80533W1071

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-------------------- ----------------------------------------------------------------------------------------------------------
                 1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).
                     University Capital Strategies Group, LLC, # 41-1873859
-------------------- ----------------------------------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     Not Applicable                                                                             (a)   /  /
                                                                                                                (b)   /  /
-------------------- ----------------------------------------------------------------------------------------------------------
                 3.  SEC Use Only
-------------------- ----------------------------------------------------------------------------------------------------------

                 4.  Source of Funds            OO
-------------------- ----------------------------------------------------------------------------------------------------------

                 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                /  /
-------------------- ----------------------------------------------------------------------------------------------------------

                 6.  Citizenship or Place of Organization            Minnesota
-------------------- ----------------------------------------------------------------------------------------------------------
     Number of          7.  Sole Voting Power
      Shares         ----------------------------------------------------------------------------------------------------------
   Beneficially         8.  Shared Voting Power           760,000 (see Item 5)
     Owned by        ----------------------------------------------------------------------------------------------------------
       Each             9.  Sole Dispositive Power
     Reporting       ----------------------------------------------------------------------------------------------------------
      Person           10.  Shared Dispositive Power          760,000  (see Item 5)
       With
-------------------- ----------------------------------------------------------------------------------------------------------
                11.  Aggregate Amount Beneficially Owned
                     by Each Reporting Person                             760,000 (see Item 5)
-------------------- ----------------------------------------------------------------------------------------------------------
                12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                   /  /
-------------------- ----------------------------------------------------------------------------------------------------------
                13.  Percent of Class Represented by Amount in Row (11)                5.6%
-------------------- ----------------------------------------------------------------------------------------------------------
                14.  Type of Reporting Person (See Instructions)            HC; OO
-------------------- ----------------------------------------------------------------------------------------------------------

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ITEM 1.      SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, par value $.01 (the "Common Stock"), of Savoir Technology Group, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 254 E. Hacienda Avenue, Campbell, CA 95008.

ITEM 2.      IDENTITY AND BACKGROUND

         (a) This statement is filed by University Capital Strategies Group, LLC, a Minnesota limited liability company (the "Reporting Person"), with respect to shares beneficially owned by Global Arbitrage Management Fund Limited Partnership, a Bermuda limited partnership ("Global"). The Reporting Person is the general partner of Global.

         (b) The address of the principal offices of the Reporting Person is 408 St. Peter Street, Suite 444, St. Paul, Minnesota 55102.

         (c) The principal business of the Reporting Person is managing investments in securities on behalf of Global, primarily in connection with arbitrage opportunities.

         (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) The Reporting Person is a limited liability company organized under the laws of the State of Minnesota.

         Information called for by Items 2-6 of this Schedule 13D concerning the directors and officers of the Reporting Person is set forth in Exhibit 1 attached hereto and incorporated herein by this reference.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The $6,053,919 used by Global to purchase the shares of Common Stock came from the investment capital of Global and funds borrowed in the ordinary course of its business activities from margin accounts pursuant to a Master Prime Brokerage Agreement, a form of which is attached hereto as Exhibit 3. All shares of Common Stock acquired by Global were purchased in open market brokerage transactions the ordinary course of business.

ITEM 4.      PURPOSE OF TRANSACTION

         Global acquired the Common Stock in the ordinary course of business for investment purposes. Global from time to time evaluates its holdings of securities and, based on such evaluation, may determine to acquire or dispose of securities of specific issuers.

         Neither the Reporting Person nor Global has any present plans or intentions that relate to, or would result in, any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of Common Stock to which this
Schedule 13D relates is 760,000 shares, representing approximately 5.6% of the 13,489,569 shares outstanding as reported in the Company's most recently filed annual report on Form 10-K filed with the SEC on March 30, 2000 for the year ended December 31, 1999. The Reporting Person may be deemed to have beneficial ownership of the 760,000 shares owned by Global.

         (b) The Reporting Person has shared voting and dispositive power with respect to the shares of Common Stock owned by Global.

         (c) Exhibit 2 annexed hereto and incorporated herein by reference lists transactions in the Common Stock by Global during the last sixty days, including the name, date, amount of shares involved and price per share. All acquisitions of Common Stock were executed through market transactions. There were no other transactions in the Common Stock by the Reporting Persons in the past sixty days.

         (d)  Not Applicable.

         (e)  Not Applicable.


                                       3
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ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 -- Information Concerning the Directors and Officers of
                      University Capital Strategies Group, LLC.

         Exhibit 2 -- Acquisitions of shares Common Stock by Global during the past sixty days.

         Exhibit 3 -- Master Prime Brokerage Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2000

UNIVERSITY CAPITAL STRATEGIES GROUP, LLC

/s/ Patrick J. Hess
----------------------------------
Patrick J. Hess, President and CEO


                                       4

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                                  EXHIBIT INDEX

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EXHIBIT NO.                                                        DESCRIPTION
-----------                                                        -----------

1 Information Concerning the Directors and Officers of University Capital Strategies Group, LLC

2                  Acquisitions of shares Common Stock by Global during the past sixty days.

3                  Master Prime Brokerage Agreement

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